EXHIBIT 99.1

Endeavour Silver Continues to Intersect High-Grade Mineralization at the Guanacevi Mine including 3.54 g/t Gold and 1,129 g/t Silver for 1,412 g/t Silver Equivalents over 7.28 meters

VANCOUVER, British Columbia, Sept. 26, 2022 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (TSX: EDR, NYSE: EXK) (“Endeavour” or the “Company”) is pleased to report positive drill results from its ongoing drill program at the Guanacevi Mine in Durango state, Mexico. Drilling continues along the prolific Santa Cruz vein in two areas (view Santa Cruz Vein longitudinal section), with the objective to convert, expand, and discover new resources.

The 2022 drill program has continued to focus on the El Curso property, establishing lateral and vertical extents of the mineralized zone between the Porvenir Cuatro and Milache mines. The exploration and exploitation rights to the El Curso property were obtained in 2019 from Ocampo Mining S.A. de CV., and have become an integral contributor to the operation. Recently, under the same agreement terms, the Company has tested the northwest extension of the Porvenir Dos orebody with encouraging results from initial drilling.

Highlights from Recent El Curso Drill Results

  3.50 gpt Au and 1,150 gpt Ag for 1,430 gpt AgEq over a 1.16 m ETW, including 12.80 gpt Au and 4,240 gpt Ag for 5,264 gpt AgEq over 0.24 m (UCM-102)
  3.54 gpt Au and 1,129 gpt Ag for 1,412 gpt AgEq over a 7.28 m ETW, including 25.40 gpt Au and 7,080 gpt Ag for 9,112 gpt AgEq over 0.43 m (UCM-106)

Highlights from Recent Porvenir Dos Drill Results

  1.43 gpt Au and 967 gpt Ag for 1,081 gpt AgEq over a 2.43 m ETW, including 3.64 gpt Au and 5,120 gpt Ag for 5,411 gpt AgEq over 0.23 m (APD-03)
  1.60 gpt Au and 1,460 gpt Ag for 1,589 gpt AgEq over a 1.17 m ETW, including 2.91 gpt Au and 3,340 gpt Ag for 3,573 gpt AgEq over 0.25 m (APD-04)

Abbreviations include: gpt: grams per tonne; Au: gold; Ag: silver; ETW: estimated true width; m: metre; HW: hanging wall. Silver equivalents are calculated at a ratio of 80:1 silver:gold.

“We are encouraged by the drill results at Guanacevi, as we continue to delineate high grades in areas which are proximal to the mill and historic working areas. The results announced today demonstrate both growth and steady improvement of the deposit and mine plan,” stated Dan Dickson, Chief Executive Officer. “Our focus remains on delineating mineralized extensions to mining horizons and resource growth.”

Latest Drill Results

The Guanacevi drill results are summarized in the following tables:

Guanacevi – Santa Cruz Vein - El Curso

Hole	Structure	From	To	True Width	Au	Ag	AgEq
		(m)	(m)	(m)	(gpt)	(gpt)	(gpt)
UCM-101	Santa Cruz	219.90	221.90	1.10	0.36	101	130
	Including	220.55	221.15	0.33	0.29	137	160
UCM-102	Santa Cruz	202.80	205.45	1.16	3.50	1,150	1,430
	Including	203.55	204.10	0.24	12.80	4,240	5,264
UCM-103	Santa Cruz	195.00	210.25	6.08	0.97	234	311
	Including	208.90	209.35	0.18	5.77	699	1,161
UCM-104	HW Santa Cruz	217.85	221.35	1.25	0.64	310	361
	Including	218.55	219.30	0.27	1.12	490	579
UCM-105	Santa Cruz	204.00	210.00	1.80	1.08	508	595
	Including	208.45	209.05	0.18	3.06	1,600	1,845
UCM-106	Santa Cruz	202.60	216.15	7.28	3.54	1,129	1,412
	Including	208.15	208.95	0.43	25.40	7,080	9,112
UCM-107	Santa Cruz	229.70	232.20	1.32	0.70	123	179
	Including	231.50	232.20	0.37	0.62	164	213
UCM-109	Santa Cruz	267.50	269.80	1.01	1.20	521	617
	Including	269.30	269.80	0.22	0.93	707	782
UCM-110	Santa Cruz	248.05	253.00	2.47	1.25	321	421
	Including	248.95	249.90	0.48	2.43	565	759

Drill holes UCM-108 and UCM-111 returned no significant results

Guanacevi – Santa Cruz Vein - Porvenir Dos

Hole	Structure	From	To	True Width	Au	Ag	AgEq
		(m)	(m)	(m)	(gpt)	(gpt)	(gpt)
APD-03	Santa Cruz	286.85	292.60	2.43	1.43	967	1,081
	Including	287.85	288.40	0.23	3.64	5,120	5,411
APD-04	Santa Cruz	246.50	248.80	1.17	1.60	1,460	1,589
	Including	246.80	247.30	0.25	2.91	3,340	3,573
APD-05	Santa Cruz	190.70	195.05	2.80	1.38	489	599
	Including	193.20	193.75	0.35	2.59	943	1,150
APD-06	Santa Cruz	156.05	157.65	1.29	0.34	214	241
	Including	157.15	157.65	0.40	0.45	339	375

Drill holes APD-01, APD-02, APD-07 and APD-08 returned no significant results

Notes to Tables

  Silver equivalents are calculated at a ratio of 80:1 silver:gold.
  All widths are estimated true widths.
  No capping has been applied but high-grade intervals have been highlighted.

Qualified Person and Quality Assurance/Quality Control - Dale Mah, P.Geo., Vice President, Corporate Development of Endeavour, is the Qualified Person who reviewed and approved the technical information contained in this news release. A quality control sampling program of reference standards, blanks and duplicates has been instituted to monitor the integrity of all assay results. All samples are split at the local field office and shipped to ALS Labs, where they are dried, crushed, split and 250-gram pulp samples are prepared for analysis. Gold is determined by fire assay with an atomic absorption finish and silver by aqua regia digestion with ICP finish, over-limits by fire assay and gravimetric finish.

About Endeavour Silver – Endeavour is a mid-tier precious metals mining company that operates two high-grade underground silver-gold mines in Mexico. Endeavour is currently advancing the Terronera mine project towards a development decision, pending financing and final permits and exploring its portfolio of exploration and development projects in Mexico, Chile and the United States to facilitate its goal of becoming a premier senior silver producer. Our philosophy of corporate social integrity creates value for all stakeholders.

Contact Information
Galina Meleger, VP, Investor Relations
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com
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Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (together, "forward-looking statements"). Such forward-looking statements and information herein include but are not limited to statements regarding future prospects of the Company’s mines and projects. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include but are not limited to the ultimate impact of the COVID 19 pandemic on operations and results, changes in production and costs guidance, national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices, operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development and risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the Securities and Exchange Commission . and available at www.sec.gov, and Canadian securities regulatory authorities available at www.sedar.com.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued exploration and mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.